K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

Mary C. Moynihan
D.202.955.7027 F.202.835.4150 molly.moynihan@klgates.com

April 23, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Allison White

Wanger Advisors Trust

1933 Act Registration No. 33-83548

1940 Act Registration No. 811-08748

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on Tuesday, March 23, 2010 with respect to the registration statement on Form N-1A (the “Registration Statement”) for Wanger Advisors Trust (the “Trust,” and each series thereof a “Fund”). For convenience, each of your comments is repeated below, with our responses immediately following.

All revisions to the Registration Statement made in our response to the Staff’s comments will be included in post-effective amendment no. 26 under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 27 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement, which the Trust expects to file with the Commission pursuant to Rule 485(b) under the 1933 Act on or before April 23, 2010, which is the date on which post-effective amendment no. 25 under the 1933 Act and amendment no. 26 under the 1940 Act, filed on February 22, 2010 pursuant to Rule 485(a) under the 1933 Act, would become automatically effective.

1.	Comment. Add the complete name of the Trust to the front cover of each Fund’s prospectus.

Response. Item 1(a) of Form N-1A which sets forth the information required on the front cover of a fund’s prospectus does not include a requirement regarding the name of the Trust. In accordance with Item 1(b)(4) of the Form, the name of the Trust and its 1940 Act file number are disclosed on the back cover of each Fund’s prospectus.

Wanger Advisors Trust

April 23, 2010

2.	Comment. Because the Funds do not impose front-end sales charges on purchases of Fund shares and do not impose contingent deferred sales charges on redemptions of Fund shares, consider removing the table in each Fund’s prospectus entitled “Shareholder Fees (fees paid directly from your investment)” that would otherwise be required by Item 3 of Form N-1A.

Response. While the Funds do not impose front-end or contingent deferred sales charges, Form N-1A does not prohibit inclusion of a shareholder fees table in the Funds’ prospectuses, and we believe that including a table indicating that sales charges do not apply provides investors with helpful comparative information about the costs associated with investing in the Funds.

3.	Comment. In the prospectuses for Wanger Select and Wanger International Select, the Annual Fund Operating Expenses table includes a footnote describing the investment advisor’s contractual agreement to limit the Fund’s expenses. Remove the last sentence of that footnote which states: “There is no guarantee that this arrangement will continue hereafter.”

Response. The requested change has been be made.

4.	Comment. Because each Fund discloses that it intends to operate in such a manner that Fund distributions are not taxable to the owners of variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies through which shares of the Funds are made available, under the heading “Performance Information” in each Fund’s prospectus: (1) remove the clause “(before or after taxes)” that appears within the last sentence of the first paragraph required by Item 4(b)(2)(i) of Form N-1A; and (2) remove the phrase “before taxes” from the first row of the table entitled “Average Annual Total Return as of December 31, 2009” required by Item 4(b)(2)(iii) of Form N-1A.

Response. The requested change has been be made.

5.	Comment. Item 4(b)(2)(ii) of Form N-1A requires that in addition to the bar chart showing a fund’s returns for each of the last 10 calendar years, funds whose fiscal year is other than a calendar year must disclose year-to-date performance information as of the end of the most recent quarter in a footnote to the bar chart. Because the Fund’s fiscal year end is December 31, in each Fund’s prospectus remove the footnote showing year-to-date returns as of March 31, 2010 that appears below the bar chart showing the Fund’s year by year total return as of December 31 each year.

Response. The requested change has been be made.

6.	Comment. Pursuant to Item 4(b)(2)(i) of Form N-1A, under the heading “Performance Information” in each Fund’s prospectus include a statement explaining that updated performance information is available and provide an internet address and/or toll-free (or collect) telephone number where the update information may be obtained.

Response. The requested change has been be made.

7.	Comment. A “Tandy” letter must accompany the Fund’s filing pursuant to Rule 485(b) under the 1933 Act, including the standard representations.

Wanger Advisors Trust

April 23, 2010

Response. Agreed.

In a written letter to accompany the 485(b) filing, the Trust will represent to the Commission that:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * * * * *

We hope that the foregoing responses adequately address the comments. Should you have any questions, please do not hesitate to contact me at 202.778.9058.

Sincerely,

/s/ Mary C. Moynihan
Mary C. Moynihan